
nutr

Today is the day! NUTR IS LIVE ON WEFUNDER!

We have officially launched our Wefunder equity crowdfunding campaign!
You can now invest in Nutr and be a major part of our growth.

Don't forget to check out our Early Bird Discount and Perks – if you contribute $10,000 or more, you will receive a discount on Nutr merchandise for life plus 2 free machines and Nutr Blends subscription for a year.

Here's why you should invest in Nutr:

- Demand is massive and only growing for plant-based milks; upwards of 70% of the population is lactose intolerant
- Consumer awareness around the unhealthy ingredients of store-bought nut milks is rising and a broad concern in the market
- Existing alternatives to make your own milk are time-consuming, messy, bulky and not well-suited for an everyday kitchen
- Robust growth plans & a stellar team are in place to dominate the DIY dairy free milk market – plus we have more proprietary product launches in the works
- Within our first year, we have sold over 10k Nutr Machines for over $2.3MM in revenue.

Check our Wefunder page for details and to claim your investor perks! We are beyond thrilled to launch this equity crowdfunding campaign, and we hope you will partner with us!

Thank you for being part of our story.

- Alicia Long & the Nutr team

Join us on Wefunder

nutr

Thenutr.com

No communication from Nutr or their associates should be considered legal or financial advice. We encourage you to do your own research and understand the risks and regulations of investing and equity crowdfunding. All investments involve risk, including the loss of your entire investment. We are currently 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


nutr

REMINDER: Tomorrow is the big day!
Nutr's Wefunder campaign is going live.

We've had so many people reach out to us about how to get involved in our upcoming Wefunder equity raise.

A quick look at investor perks:

- $250 | 10% off Nutr merchandise for 1 year
- $500 | 10% off Nutr merchandise for life
- $1,000 | 10% off Nutr merchandise for life plus 1 free machine (current model)
- $10,000 | 10% off Nutr merchandise for life plus 2 free machines plus Nutr Blends subscription for 1 year
- $25,000 | 20% off Nutr merchandise for life plus 5 free machines plus Nutr Blends subscription for 2 years

As always, please reach out with any questions and we look forward to launching our raise with you this coming Tuesday!

Plus see below some of the most common questions we've received.

As always, please reach out with any additional questions and we look forward to launching our raise with you this coming Tuesday!

Cheers,
Alicia Long

Invest today

What is Wefunder?
Wefunder is an equity crowdfunding platform. Equity crowdfunding is like Kickstarter or Indiegogo but for *investing* in companies. Instead of backing the project and receiving the product, you invest in the company and receive partial ownership. If the company increases in value, so should your equity.

In our case, we are offering Convertible Notes. We encourage you to check out more details on what that means here. For general FAQs on Wefunder, please view here.

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How much can I invest?

The minimum investment is $100 and there is (almost) no maximum! We have many investors that plan to contribute $10,000 and some that will contribute over $25,000. We welcome and thank investors of all check sizes.

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Will I get any special benefits or perks from Nutr after investing?

You bet! Check out our early bird special and incentives for investing on our page.

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Why is Wefunder asking me how much money I make?

Wefunder is required to determine if you're an "accredited investor." The SEC has rules around how much you can invest in a given year based on this designation, so they are required to ask. We cannot see this information and it is never shared. We welcome investors of any designation.

Learn more

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nutr.

Thenutr.com

No communication from Nutr or their associates should be considered legal or financial advice. We encourage you to do your own research and understand the risks and regulations of investing and equity crowdfunding. All investments involve risk, including the loss of your entire investment. We are currently 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


nutr

We're giving you early access to Nutr's Wefunder

I'm stunned. The response Nutr has received about our community round has been overwhelming! Thank you so much for believing in us and for letting us know you're here to help us grow.

Have you checked out Nutr, changing the way we milk and taking the plant-based milk market by storm? Now you can make your own dairy free milks at home in mere minutes.

If you're receiving this email, it's because you are part of a special group of early investors. In exchange for your belief in us, we've decided to give you early access to our Wefunder campaign before it goes public (and before the Tuesday invite to our broader community).

You'll notice that we're offering ***awesome incentives*** for our earliest investors – so we're sending you early access right now! Don't miss the ***Early Bird Bonus and the opportunity to get LIFETIME discounts on Nutr products!***

While the page isn't public yet, you can still make a reservation to invest any amount you want while it's in the private "friends and family" mode.

Become part of the Nutr journey

WHY INVEST?

Nutr has been making some big strides over the past year with lots of excitement in store:

- Nutr has sold over 10,000 Nutr Machines in our first year as a

company! Meaning we have planted just as many trees through our partner One Tree Planted

- We have signed agreements and launched Nutr Machines into the retail sector, including top-notch lifestyle & kitchen retailers around the US
- Have begun some exciting new product development for the Nutr Machine, plus a new proprietary consumables line (including a subscription model!)
- Launched on Amazon as one of the fastest growing brands in 2022
- Strategic global expansion is on the horizon
- Nutr has been featured in some incredible publications, with support from Good Morning America, Forbes, Mashable, People, Huffington Post & more!

Learn more about our founding story here.

If you have any questions, please don't hesitate to reach out! We would love to welcome you to the #NutrFam.

Thanks so much,
Alicia Long

nutr

Thenutr.com

No communication from Nutr or their associates should be considered legal or financial advice. We encourage you to do your own research and understand the risks and regulations of investing and equity crowdfunding. All investments involve risk, including the loss of your entire investment. We are currently 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


nutr

I'm Alicia Long, co-founder & CEO of Nutr.

Over the last 2 years I've built a brand to change the way we milk.

Nutr is a wellness brand and creator of the patent-pending Nutr Machine – a signature product that makes nut and plant-based milks at the push of a button. Our sleek nut milk maker saves time, reduces packaging waste, and results in a healthier & tastier experience compared to store-bought milks. Along with our proprietary Nutr Blends, we are empowering consumers to make clean & delicious plant-based milk themselves.

Since our launch in July '21, we are proud to have hit over **$2.3MM revenue.**

We're excited to announce that we are launching a community investment round on Wefunder this coming Tuesday, July 12th!

We have massive plans for 2022 & beyond, and we want you to be there every step of the way. We've been humbled by the amount of people who have reached out over the past year about investing in us.

We've decided to open our equity crowdfunding raise to a strategic community before anyone else, to give you the opportunity to grow with us and benefit from our success (we may also send you a lifetime discount code 😉).

Nutr is so excited for this next step in our journey, and we would love for you to be a part of it.

Please do not hesitate to reach out with any questions and to set up a discussion.

Sincerely,
Alicia

Join the Nutr Journey

nutr

Thenutr.com

No communication from Nutr or their associates should be considered legal or financial advice. We encourage you to do your own research and understand the risks and regulations of investing and equity crowdfunding. All investments involve risk, including the loss of your entire investment. We are currently 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.